UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For March 01, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated March 1, 2007 -  Acquisition in Spain




                                                                    1 March 2007

                     BUNZL MAKES FIRST ACQUISITION IN SPAIN

Bunzl plc, the international distribution and outsourcing Group, today announces that it has acquired Iberlim-Catalanet SA from Juli Casulleras and Joan Gilbert.

Based near Barcelona, Iberlim is principally engaged in the distribution of cleaning and hygiene products to a variety of customers in Spain. Revenue in the year ended 31 December 2006 was EUR8.8 million and the gross assets acquired are estimated to be EUR5.5 million.

Commenting on the acquisition, Michael Roney, Chief Executive of Bunzl, said:

"I am very pleased to welcome Iberlim to the Group. This acquisition represents our first step into the Spanish market and is in line with our strategy of expanding the business into new geographic areas. It will also provide an opportunity to develop further in this region"

Enquiries:

Bunzl plc                                         Finsbury
Michael Roney, Chief Executive                    Roland Rudd
Brian May, Finance Director                       Mark Harris
Tel: 020 7495 4950                                Gordon Simpson
                                                  Tel: 020 7251 3801





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  March 01, 2007                         By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer